

BREWED FOR PEOPLE.

Confidential Information
Business Plan - Dated September 2018

At A Glance

Redemption Rock Brewing Co. is organized as a Massachusetts Benefit Corporation.

Redemption Rock will be a 10 bbl brewery and 100-seat taproom and cafe in Worcester, Massachusetts. We have a fully executed lease on a 6,200 sf space at 333 Shrewsbury Street. Construction is underway and we've secured our federal brewery permit.

The founding team is made up of Danielle Babineau, Greg Carlson, Dan Carlson and Kevin Kirkness.

INTRODUCTION

Redemption Rock Brewing Co. was born of a passion for craft beer.

Like many, craft beer quickly captured our fascination. Craft beer is traditional and historical, yet disruptive and innovative. It's a perpetual source of exploration and excitement.

But something else propelled craft beer from a hobby to an obsession.

People.

We believe that people are the key to the craft beer explosion. The culture of craft beer is driven by the brewers and their stories, and their focus on delighting their audience. The people you share craft beer with are the key to the craft beer experience.

It's about community. And that's the principle that drives Redemption Rock Brewing Co.

Our Vision

Redemption Rock will be a craft brewery and taproom focused on serving our local community.

QUALITY - This is the top reason why people should want to drink our beer and come to Redemption Rock Brewing Co. Our goal is to excel at everything we do, whether it's beer, food, coffee, service or atmosphere.

This commitment to quality shapes our business strategy from. Ultimately we envision Redemption Rock Brewing Co. as an iconic Massachusetts company, with multiple locations exploring what it means to experience and enjoy beer. At this point we'll focus on opening with a much smaller footprint, allowing us to execute well and gather feedback from customers as we grow.

GOOD CITIZENSHIP - After quality, this is what we want to resonate with people, and it's our major differentiator until we open and can prove quality. More and more people support businesses that give back and are connected to the community.

When people think of Redemption Rock, we want them to view us as a company that does good. Good for the environment, good for our community, good for craft beer and good for the people that work with us. As a Benefit Corporation, this is baked into our identity and our brand.

LOCAL - The people of Worcester make our company possible, and as such giving back is important to us. We also believe that New England makes some of the best products in the country, and that local and fresh often means the best quality. Working with local businesses and individuals is a way to connect both good citizenship and a commitment to quality.



Greg Carlson

Dani Babineau

Kevin Kirkness

Dan Carlson

Beyond a passion for great craft beer, the Redemption Rock Brewing Co. team brings a diverse set of skills and experiences:

Dani Babineau, CEO
· Babson MBA '15 and Certified Cicerone
· Experienced in craft beer sales, gaining industry insights and direct customer interaction, as well as fostering industry connections.

Greg Carlson, Brewer
· Accomplished home brewer and graduate of Siebel Institute's World Brewing Academy.
· Part of the packaging line team at Jack's Abby Craft Lagers in Framingham.
· Spent hours of volunteer time at many local breweries, including Idle Hands in Everett, MA, and Flying Dreams in Worcester, gaining varied practical experience in a working production brewery.

Dan Carlson, Marketing
· Nearly a decade of experience in marketing and public relations, primarily in the B2B tech market
· Currently works at a rapid-growth security start-up in Cambridge, where he helped launch the company's re-brand in 2015. Has since developed start-up into a global, industry-leading brand, which was acquired by IBM Security in early 2016

Kevin Kirkness, General Manager
· Manager and bartender at Cambridge Brewing Company -- one of the premier brewpubs in the country.
· Has worked in the restaurant industry as a server, bartender, and manager, for eight+ years.

In addition to the founding team, we have an expert group of consultants and advisors with years of experience in their respective fields. We also have an extensive network of mentors and friends within the craft beer industry who provide key support, advice and insights.

Independent Board Members:
Patrick Knight, Consultant at Synapse Energy Economics (Benefit Director)
Brian Shaw, Owner at Craft Beer Cellar Newton

Legal Counsel: Bowditch and Dewey
Brewery Operations Consultant: Marc Martin, Northwest Brewery Advisors
Real Estate Broker: Michael Jacobs, Glickman Kovago & Jacobs
Graphic Design and Web Development: Bobby Klucevsek Designs



Brewery Equipment

10 bbl Indirect fire, 2-vessel brewhouse
(2) 10 bbl Fermenting tank
(2) 20 bbl Fermenting tank
(4) 10 & 20 bbl Conditioning tanks

This system will support production up to 2,500 BBLs per year. Additional capacity is added by adding tanks and brewing more frequently.

Additional equipment includes but is not limited to: hot and cold liquor tanks, pumps, glycol chiller and piping, walk-in cooler and lab equipment.



Front of House

12 Fully Installed Draft Lines
Cafe Equipment
Service Counter & Bar
Tables & Seating
Glassware and Small wares

In addition to equipment dedicated to cafe operations, we will also need to install a full draft system behind the bar/counter area. Front of house operations will also require serving ware for food and cafe beverages, flatware, and a variety of glassware for beer service.



Space

6,200 sq ft (3,000 sq ft dedicated brewery space)

The taproom space consists of 3,000sf divided into two large interconnected spaces. The main taproom area will include the bar and cafe service with varied seating options, including two lounge areas.
The secondary space will be transformed into an indoor patio, with lots of space for relaxing with friends or playing a variety of lawn games. Ambiance and decor will focus on simple, natural materials in light colors to achieve a casual, Scandinavian-inspired atmosphere with a farmhouse feel.



Staffing

Initial staffing needs will be covered by the four founders, an assistant taproom manager who will also manager our social media presence, and 2-4 taproom employees.

Our team will grow commensurate with increasing sales and revenue centers, bringing on additional staff as needed to fill required functional roles (operations, sales, art design, etc.). We'll make the most efficient use of team members by requiring extensive training and cross-training. Long-term, we project a total staff of about 100 employees at multiple locations.

Total personnel costs make up 52-64% of operating expenses in years 1-3.

Our current focus is on finalizing funding, which includes securing an additional $200k in equity funding in addition to closing on our SBA loan. We're also getting ready to start construction on the space in March, and have just submitted our application for a Federal Brewery Permit.



The Federal permitting process takes 2-4 months,followed by the State licensing process (another 6-8 weeks). We'll time this period with construction of the space and manufacturing of equipment (scheduled to be delivered in May). The ideal grand opening date for Redemption Rock is summer 2018.

Operationally, we will open with a 10-barrel (bbl) brewery with on-site taproom and cafe, with a focus on in-house sales. The taproom will initially be the exclusive place to drink and buy crowlers of Redemption Rock beer.



From day one we'll also serve coffee (starting with drip, pour-over and cold-brew), and locally sourced, thoughtfully paired cheeses, cured meats and bread / pastries. This approach allows us to provide unique food offerings that naturally pair well with beer, without stretching ourselves too thin in the early days.

The choice to start with a cafe-style taproom was a very purposeful one. Differentiation among new breweries is becoming increasingly difficult, particularly new ones who have don't have a product to point to. For us, we looked at differentiation in two ways - mission and model.



As a Benefit Corporation (B-Corp) that stands by a socially and environmentally conscious platform, we manage to stand out in a way that is both unique and relevant to our core customer. As a cafe, we're pushing beyond a straight forward taproom model. This enables us to provide a richer, more engaging experience for that customer.

Initially the goal is to expand within the existing footprint. On the beer side, we'll add more individual beers, as well as adding canning and wholesale distribution. We'll also expand the cafe side by adding espresso beverages and expanding our food program. As we get to know the market and consumers better, we'll start to look towards a second location in the central MA region.



This deliberate, phased-growth strategy allows us to focus on product quality and building a strong brand and customer base, as well as capturing higher margins in the critical early stages of production. Our priority is to create the best experience possible, while making sure that experience scales with each growth stage.

Financial Projections

	FY 1	FY 2	FY 3
Total Revenue	**$1,438,377**	**$2,068,492**	**$2,928,006**
Cost of Goods Sold	$216,445	$420,280	$729,055
Gross Profit	$1,217,800	$1,648,212	$2,198,951
Gross Profit %	*85%*	*80%*	*75%*
Operating Expenses	$808,930	$1,193,217	$1,730,953
EBIT	$408,870	$454,995	$467,997
***EBIT %*	*28%*	*22%*	*16%*

** Year 1 sales are assumed on a cash basis, with no wholesale sales, and therefore no accounts receivable. In Years 2 and 3 we will self-distribute locally, assuming 60 day net terms for all wholesale accounts.*

*** Profit margin decreases over time primarily due to a shift in product mix, with greater sales of products with lower gross margins, ie cans and/or wholesale products. Year 3 is also a projected "ramp-up" period, resulting in an increase in operational expenses.*

Projected Growth of Beer Volume Sold* (in barrels)



2210
Wholesale
1190
Retail
723
Crowlers
Draft
YR 1
YR 2
YR 3

A barrel is equivalent to 31 gallons of beer, or:

- 2 Standard size, half barrel kegs (15 gal each)
- 6 Sixtel or sixth barrel kegs (5 gal)
- 248 Pint (16 oz) servings
- 10 Cases of 4/16 packaged cans

**Total volume sold represents ~ 87% of total volume produced, accounting for waste and lost product, based on industry averages.*

Key Assumptions

In-house beer sales based on industry guideline 5-7 bbls per seat/year. Average price of a draft pour is $5.50.

Cafe beverages sales average 20 items/hour year 1, 21.2 items/hour year 2, and 22.5 items/hour year 3 (6% yoy growth). Average price of a cafe drink is $3.38.

Food sales average 11 items/hour in year 1, 12.3 items/hour in year 2, and 13.9 items/hour in year 3 (13% yoy growth). Average price of a cheese or meat item is $4, whereas the average price of a sharing plate or sandwich is $8.

The taproom will average 13 hours open per day. Additional revenue is gained through sales of branded merchandise, to-go crowler sales and retail and wholesale beer sales.

Estimated Cost of Goods Sold is 6-7% for draft beer, 25% for cafe beverages, 35% for food items, and 45% for merchandise. Packaged beer sold on site has an average COGS of 34%, and 44% when sold wholesale.

Growth Strategy

Year 1: Focus on taproom sales. Draft-only +crowlers for take-home. Taproom experience is highly in demand, facilitates brand interaction, and provides a much larger gross margin.

Year 2: Sell cans exclusively out of taproom (direct retail) - allows managed growth, higher margins and builds "destination" taproom. Start selling kegs to on-premise accounts.

Year 3: Start selling cans to specific off-premise accounts (liquor stores) with high credibility in craft beer. Build brand and customer loyalty in anticipation of large volume push.

Year 4+: Grow wholesale sales to total production of 15,000 bbls. Reinvest into larger production facility and additional targeted retail sites.

Use of Funds

$393,000 Equipment
$290,000 Leasehold Improvements
$260,000 Start-Up Costs
$100,000 Furniture and Fixtures
$15,000 Inventory
$10,000 Marketing & Promotion
$12,000 Supplies
$50,000 Working Capital

$1,130,000 Total Capital Raise

Sources of Funds

$513,000 SBA Loan
$467,000 Investment
$50,000 City Grants
$100,000 WeFunder

